SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008

STARLIMS Technologies Ltd.
(Name of Registrant)

32B Habarzel Street, Tel Aviv 69710, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

STARLIMS Technologies Ltd.

6-K Items

1.	Press release: STARLIMS Announces Distribution of Cash Dividend; dated June 2, 2008

ITEM 1

STARLIMS Announces Distribution of Cash Dividend

Hollywood, Fla., June 2, 2008 – STARLIMS Technologies Ltd. (NASDAQ:LIMS) announced today that its board of directors has declared a cash dividend in the amount of 1.15 new Israeli shekels (NIS) per share and in the aggregate amount of approximately NIS 10.0 million (the equivalent of approximately US$0.35 per share and approximately US$3.1 million in the aggregate). The dividend amount was determined based on the Company’s 2007 net profit. The Company has not established a policy with respect to future dividend distributions.

The dividend is payable June 30, 2008 to all of the Company’s shareholders of record at the close of the NASDAQ Global Market on June 13, 2008. In accordance with Israeli tax law, the Company will deduct 20% of the dividend amount payable to each shareholder, subject to applicable exemptions.

The dividend will be paid in NIS on the ordinary shares of STARLIMS that are traded on the Tel Aviv Stock Exchange, and in U.S. dollars on the ordinary shares of STARLIMS that are traded on the NASDAQ Global Market. The U.S. dollar payments will be made in accordance with the NIS-U.S. dollar representative exchange rate published by the Bank of Israel on June 27, 2008.

About STARLIMS

STARLIMS Technologies Ltd. (NASDAQ: LIMS) is a leading provider of laboratory information management systems (LIMS), with over 20 years of LIMS experience. The Company’s flagship product, STARLIMS®, improves the reliability of laboratory sampling processes, supports compliance with domestic and international regulations and industry standards, and provides comprehensive reporting, monitoring and analysis capabilities. STARLIMS software is used for quality assurance and control, testing and monitoring, and research and development in government, manufacturing and life sciences organizations. With operations in the United States, Canada, the United Kingdom, Israel and Hong Kong, the Company serves over 500 organizations in 40 countries. For more information, please see http://www.starlims.com.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STARLIMS Technologies Ltd. (Registrant) By: /s/ Chaim Friedman —————————————— Chaim Friedman Chief Financial Officer

Date: June 2, 2008